John H. Lively

The Law Offices of John H. Lively & Associates, Inc.

A Member Firm of The 1940 Act Law Group

2041 West 141st Terrace, Suite 119

Leawood, KS  66224

Phone: 913.660.0778   Fax: 913.660.9157

 john.lively@1940actlawgroup.com

December 3, 2010

Dominic Minore

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Pinnacle Capital Management Funds Trust (the “Trust”) (File Nos. 811-22445 and 333-168469)

Dear Mr. Minore:

On August 2, 2010, the Trust filed with the Securities and Exchange Commission (the “Commission”) its initial Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “Registration Statement”).  In a letter dated September 17, 2010, you provided comments relating to the Registration Statement.  This letter responds to those comments.  For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each comment.  Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a pre-effective amendment to the Registration Statement to reflect the staff comments.

PROSPECTUS

Front Cover Page

1.

Comment:

Identify the ticker symbol of the Fund’s shares.

Response:

The Trust has been advised that it may not obtain a ticker symbol until it has reached certain thresholds in terms of assets, shareholder or time.  Once the Fund reaches one of those thresholds and is eligible to obtain a ticker symbol, it will attempt to do so and it will supplement the prospectus and statement of additional information with that information.

Fees and Expenses of the Fund

2.

Comment:

Combine the two parentheticals appearing after the “REDEMPTION FEES” line item.

Response:

The Trust has revised the disclosure as you have requested.

3.

Comment:

  Change the “Distribution Fees/Service (12b-1) Fees” line item to “Distribution and Service (12b-1) Fees.”

Response:

The Trust has revised the disclosure as you have requested.

4.

Comment:

Revise the fee table footnote to indicate that “Other Expenses” are also based on estimated amounts for the current fiscal year.  Also please consider briefly explaining in the footnote what Acquired Fund Fees and Expenses are.

Response:

The Trust has revised the disclosure as you have requested.

Expense Example

5.

Comment:

Since the prospectus is offering only one class of shares of one fund, delete the references in this section to “Class C Shares” and “Pinnacle Capital Management Balanced Fund.”

Response:

The Trust has revised the disclosure as you have requested.

The Principal Investment Strategies of the Fund

6.

Comment:

Add the phrase “and 25% of its assets in equity securities” to the end of the first paragraph because the Fund is a balanced fund.

Response:

The Trust has revised the disclosure as you have requested.

7.

Comment:

  In the second paragraph, replace the phrase “may favor” with a more definite phrase that conveys the Adviser’s strategy.

Response:

The Trust has revised the disclosure as you have requested.

8.

Comment:

  Clarify the meaning of the phrase “equity oriented.”

Response:

The Trust has removed the term from the disclosure.

9.

Comment:

 Identify each type of security which constitutes the “other equity securities” in which the Fund may principally invest.

Response:

The Trust has removed the phrase “other equity securities.”

10.

Comment:

Identify the types of convertible securities in which the Fund may principally invest.  If the convertible securities could be convertible into debt, then disclose how such convertible securities will be treated when determining the percentage of the Fund’s assets that are invested in the categories of equity securities and fixed-income securities.

Response:

 The Trust has revised its disclosure to indicate it may invest in convertible securities such as “convertible preferred securities.”  Further, under the section entitled “Investment Objective, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings”, the Trust states under the Common Stock Risk section that “although convertible bonds, convertible preferred stocks, and other securities convertible into equity securities may have some attributes of income securities or debt securities, the Fund generally treats such securities as equity securities.”  Similarly, if a security is convertible into debt, the Fund would treat it as a debt security.

11.

Comment:

Specify the maximum percentage of the Fund’s assets that may be invested in exchange traded master limited partnerships.  Also, indicate the types of businesses in which the master limited partnerships may invest.

Response:

  The Trust has revised the disclosure as you have requested.

12.

Comment:

  Disclose the maximum percentage of the Fund’s assets that may be invested in foreign sovereign debt and, as a sub-category, in emerging market foreign sovereign debt.

Response:

The Trust has revised the disclosure as you have requested.

13.

Comment:

  Disclose the maximum percentage of the Fund’s assets that may be invested in the securities of foreign issuers and, as a sub-category, in the securities of emerging market issuers.

Response:

The Trust has revised the disclosure as you have requested.

14.

Comment:

 Clarify whether all of the securities described in the first sentence of the fourth paragraph will be rated BBB/Baa or better at the time of purchase by the Fund.  If investing in securities of a particular credit rating is a principal investment strategy of the Fund, then add appropriate risk disclosure; for example, highlighting the limitations of credit ratings; rating agency conflicts of interest; etc.

Response:

 The Trust has revised the disclosure as you have requested.

15.

Comment:   Revise the first sentence of the fourth paragraph to delete the word “including” and to disclose instead a complete list of the types of fixed income securities in which the Fund may principally invest.

Response:  The Trust has revised the disclosure as you have requested.

16.

Comment:   Clarify whether the mortgage-backed securities in which the Fund may principally invest may include interest only or principal only securities. Also disclose whether the mortgages underlying the mortgage-backed securities in which the Fund may principally invest may include a material amount of either non-performing, sub-prime, negative amortization, no-document, option pay or other “exotic” type mortgages.  Add corresponding risk disclosure as applicable.

Response:  The Trust has revised the disclosure as you have requested.

17.

Comment:   Clarify whether the mortgage-backed securities in which the Fund may principally invest will be secured by pools of mortgages on single-family, multi-family, manufactured housing and/or commercial properties.  Provide related risk factor disclosure as applicable.

Response:  The Trust has revised the disclosure as you have requested.

18.

Comment:   Identify the types of “loans” in which the Fund may principally invest.

Response:  The Trust has revised the disclosure as you have requested.

19.

Comment:   Clarify the meaning of the phrase “fixed income oriented.”

Response:

The Trust has removed the term from the disclosure.

20.

Comment:   Confirm that when the Fund invests in mutual funds, ETFs or other investment companies to satisfy the requirement that at least 25% of the Fund’s assets be invested in each of fixed income securities and equity securities, the mutual funds, ETFs and other investment companies will each have a policy to invest at least 80% of its assets in fixed income securities or equity securities, respectively.

Response:  The Trust confirms that when the Fund invests in mutual funds, ETFs or other investment companies to satisfy the requirement that at least 25% of the Fund’s assets be invested in each of fixed income securities and equity securities, the mutual funds, ETFS and other investment companies will each have a policy to invest at least 80% of their assets in fixed income securities or equity securities, respectively.

21.

Comment:   In view of the various risks disclosed under “The Principal Risks of Investment in the Fund,” expand the discussion under “The Principal Investment Strategies of the Fund” to make clear how the Fund’s principal investments support its “preservation of capital” investment objective.

Response: The Trust has revised the disclosure as you have requested.

22.

Comment:   Disclose the expected maturity/duration of the fixed income component of the Fund’s portfolio.

Response: The Trust has revised the disclosure as you have requested.

The Principal Risks of Investing in the Fund

23.

Comment:   You should add a separately captioned “New Fund Risk” section highlighting the risk that the Fund may not attract sufficient assets under management to realize economies of scale and, if true, that it may be liquidated at any time without shareholder approval, at a time that is not favorable for all of its shareholders, and that a liquidation will trigger income tax consequences to the Fund’s shareholders.

Response:  The Trust has revised the disclosure as you have requested.

Investment Company Securities Risk

24.

Comment:  Highlight the risk that the ETFs in which the Fund may invest may trade at a discount to their net asset value, and disclose the significance thereof.

Response:  The Trust has revised the disclosure as you have requested.

25.

Comment:   Disclose in the principal investment strategies section the types of “other investment companies” in which the Fund may invest and highlight the corresponding principal risks in this section.

Response:  The Trust intends to invest in mutual funds and exchange-traded funds and, as such, has not added any additional disclosure relating to other investment companies to its “Principal Investment Strategies” section.

26.

Comment:   It appears that underlying funds which invest directly or indirectly in the physical commodities should be identified as a principal investment of the Fund.  In this regard, add risk disclosure indicating that these underlying funds may not be investment companies and do not afford the protections of the Investment Company Act of 1940.  Also add risk disclosure for each principal type of commodity in which the Fund may directly or indirectly principally invest.

Response:  The Trust has revised the disclosure as you have requested.

Mortgage-Backed / Asset-Backed Securities Risk

27.

Comment:   To the extent applicable, disclose the risk that the physical collateral “backing” mortgage-backed and/or asset-backed securities may either be inadequate or non-existent.

Response:  The Trust has revised the disclosure as you have requested.

Master Limited Partnerships (“MLPs”) Risks

28.

Comment:   Identify any principal tax risks, business risks, or liquidity risks of investing in master limited partnerships.

Response:  The Trust has revised the disclosure as you have requested.

Municipal Securities Risks

29.

Comment:   In your response letter, confirm that the Fund cannot invest in private activity bonds and fully taxable municipal securities.

Response:  The Fund may invest in private activity bonds and fully taxable municipal securities and has enhanced its risk disclosure to describe the risk related to such investments.

Performance History

30.

Comment:   Expand the first sentence to indicate that the historical performance will also compare the Fund’s performance with a broad measure of market performance.

Response:  The Trust has revised the disclosure as you have requested.

Investment Adviser

31.

Comment:   Delete the phrase “is the Fund’s investment adviser.”

Response:  The Trust has revised the disclosure as you have requested.

Portfolio Manager

32.

Comment:   Insert the word “Investment” before the word Adviser.”

Response:  The Trust has revised the disclosure as you have requested.

Purchase and Sale of Fund Shares

33.

Comment:   The information contained in the footnote should be moved to a location outside the summary prospectus.

Response:  The Trust has removed the footnote from this section as it appears in the Investment Minimums discussion outside the summary prospectus.

Tax Information

34.

Comment:   Delete the phrase “are taxable, and.”

Response:  The Trust has revised the disclosure as you have requested.

Investment Objective, Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

Investment Objective

35.

Comment:   If applicable, state that the Fund’s investment objectives may be changed without shareholder approval.  Also disclose how much advance notice the Fund will provide its shareholders prior to changing its investment objectives.

Response:  The Trust has revised the disclosure as you have requested.

Sovereign Debt Securities Risks

36.

Comment:   Replace the parenthetical “(i.e., high-yield bonds)” with the parenthetical “(i.e., junk bonds).”

Response:  The Trust has revised the disclosure as you have requested.

Investment Company Securities Risks

37.

Comment:   Disclose the risk of discount to net asset value at which shares of closed-end investment companies often trade.

Response:  The Trust has revised the disclosure as you have requested.

38.

Comment:   Clarify that retail shares of ETFs and shares of closed-end investment companies are not redeemable.

Response:  The Trust has revised the disclosure as you have requested.

Management- The Investment Advisor

39.

Comment:   Disclose, if true, that the Fund’s Investment Adviser has no experience managing or administering a registered investment company.

Response:  The Trust has revised the disclosure as you have requested.

40.

Comment:   In your response letter, specify how the “additional fee of 0.24%” is presented in the Fund’s fee table.

Response:  The service fee of 0.24% payable to the Adviser is presented under the “Other Expenses” line item of the fee table.

41.

Comment:   Disclose a comprehensive list of the “expenses” that are excluded from the operating expenses of the Fund for which the Adviser is obligated to pay under the Services Agreement.

Response:  The Trust has revised the disclosure as you have requested.

Pricing of Fund Shares

42.

Comment:   In the first sentence, disclose that the “price” is net asset value next determined by the Fund.

Response:  The Trust has revised the disclosure as you have requested.

43.

Comment:   Revise to remove any suggestion that there is a difference between “selling or redeeming a share of the Fund.”

Response:  The Trust has revised the disclosure as you have requested.

44.

Comment:   Identify each holiday on which the New York Stock Exchange is closed for trading.

Response:  The Trust has revised the disclosure as you have requested.

45.

Comment:   Disclose whether an investor purchasing or redeeming Fund shares through the Distributor and any brokerage firm or other financial institution will purchase or redeem at NAV next determined after the purchase or redemption order has been received by the Distributor, brokerage firm or other financial institution.  In this regard, make clarifying revisions to the disclosure under “Instructions For Selling Fund Shares.”

Response:  The Trust has already provided such disclosure under the caption “Investments Made Through Brokerage Firms or Other Financial Intermediaries,” and, as such, has not added additional duplicative disclosure.

Instructions for Selling Fund Shares

46.

Comment:   Clarify what constitutes “proper form.”

Response:  The Trust has revised the disclosure as you have requested.

47.

Comment:   Change the phrase “investment check” to “purchase check.”

Response:  The Trust has revised the disclosure as you have requested.

STATEMENT OF ADDITIONAL INFORMATION

Description of the Trust and the Fund

48.

Comment:   Disclose that no shareholder vote is needed to liquidate the Fund.

Response:  The Trust has revised the disclosure as you have requested.

Securities Lending

49.

Comment:   Specify the maximum percentage of the Fund’s assets that can be invested in securities lending.

Response:  The Trust has revised the disclosure as you have requested.

50.

Comment:   Disclose the costs of securities lending and how the “additional income” earned on securities lending is typically split.

Response:  The SAI disclosure regarding securities lending has been revised to describe the economic arrangements of typical securities lending arrangements.  Note that the SAI currently states that “[s]ecurities lending allows the Fund to retain ownership of the securities loaned and, at the same time, to earn additional income.”  Any income earned goes to the Fund and is not split between the Fund and the Adviser.”

51.

Comment:   In the last paragraph, clarify that the cash received and/or invested is subject to the risk of loss.

Response:  The Trust has revised the disclosure as you have requested.

52.

Comment:   Revise clause (6) to clarify the Fund’s Board of Trustees has a fiduciary obligation to recall a loan in time to vote proxies if it has knowledge that a vote concerning a material event regarding the securities will occur.

Response:  The Trust has revised the disclosure as you have requested.

Repurchase Agreements

53.

Comment:   Clarify that repurchase agreements constitute loans that are made by the Fund.  Also specify the maximum percentage of the Fund’s total assets that can be invested in repurchase agreements.

Response:  The Trust has revised the disclosure as you have requested.

Borrowing

54.

Comment:   In the first sentence, clarify that the Fund is permitted to borrow money from banks up to one-third of the value of its total assets.

Response:  The Trust has revised the disclosure as you have requested.

55.

Comment:   In the sentence, substitute the word “borrowing” with the word “leverage”.

Response:  The Trust has revised the disclosure as you have requested.

Options Transactions

56.

Comment:   Disclose the objective that the Fund will attempt to achieve when it engages in options transactions.

Response:  The Trust has revised the disclosure as you have requested.

Investment Limitations-Fundamental

57.

Comment:   The Fund’s fundamental limitation on borrowing money states that it does not preclude the Fund from entering into reverse repurchase agreements.  Add disclosure in the SAI that highlights the material characteristics and risks of reverse repurchase agreements and limitations on the Fund’s ability to invest in such agreements.

Response:  The Trust has revised the disclosure as you have requested.

58.

Comment:   Disclose what activities are consistent with or permitted by the authority cited in the Fund’s fundamental limitation on issuing senior securities.

Response:  In the Fund’s fundamental investment restriction, it states that “The Fund will not issue senior securities. This limitation is not applicable to activities that may be deemed to involve the issuance or sale of a senior security by the Fund, provided that the Fund's engagement in such activities is consistent with or permitted by the Investment Company Act of 1940, as amended (The

“1940 Act”), the rules and regulations promulgated thereunder or interpretations of the SEC or its staff.”  The activities permitted by the 1940 Act that the Fund is referring to include such investments as short sales, reverse repurchase agreements, buying and selling certain derivatives (such as futures contracts), selling put and call options, engaging in when-issued, delayed delivery, or forward commitment transactions, and other practices that have a leveraging effect on the capital structure of a mutual fund.  Such transactions are not considered to involve the sale or issuance of a senior security if the fund maintains an offsetting financial position or maintains liquid assets in a sufficient value to “cover” the fund’s potential obligation in accordance with applicable SEC guidance.  The Trust has already disclosed in its SAI the types of investments and investment techniques in which the Fund may invest.

59.

Comment:   In your response letter, confirm that all of the types of non-publicly offered debt securities in which the Fund may purchase are disclosed in the SAI.

Response:  The Trust confirms that all of the types of non-publicly offered debt securities in which the Fund may purchase are disclosed in the SAI.

60.

Comment:   Add the phrase “or group of related industries” to the end of the first sentence of the Fund’s fundamental limitation on concentration.

Response:  The Trust has revised the disclosure as you have requested.

61.

Comment:   Add the phrase “and paragraph 1 below” to the end of the last sentence of the penultimate paragraph of this section.

Response:  The Trust is not clear about this comment.  The Trust has deleted the last paragraph of this section as requested in Comment #62 below.

62.

Comment:   The last paragraph of this section, which appears to provide the Fund with a ninety day window within which to bring its total investment in compliance within all of the limitations imposed by the discussion under “Investment Limitations,” should be deleted.  In the alternative, provide, in your response letter, the legal authority that specifically establishes such a ninety day window.

Response:  The Trust has deleted this paragraph.

Investment Limitations-Non-Fundamental

63.

Comment:   In the illiquid investments non-fundamental policy, change the word “invest” to the word “hold.” In the alternative, disclose that if more that 15% of the Fund’s net assets are invested in illiquid investments, the Adviser will take prompt action to reduce the Fund’s illiquid investments holding to 15% or less of its net assets.

Response:  While the Trust has kept the disclosure as “invest” rather than changing to “hold”, it has revised, in part, the requested disclosure on Adviser action.  The Trust has revised the disclosure as you have requested but rather than note the Adviser will take “prompt” action, it has noted that the Adviser will take “appropriate” action.

64.

Comment:   Add a non-fundamental investment restriction prohibiting the Fund from purchasing any security while outstanding borrowings by the Fund represent more than 5% of the Fund’s total assets. In the alternative, add leverage risk disclosure to the prospectus.

Response:  The Trust has added “derivatives / leverage risk” disclosure to the prospectus.

Additional Tax Information

65.

Comment:   If true, clarify that, with respect to each MLP in which the Fund invests, MLP investors, and therefore shareholders of the Fund, may be subject to the state tax of each state in which the partnership has operations or does business.  Also disclose, if true, that MLP earnings are considered business income, not investment income, and that Fund shareholders investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account, may owe taxes.

Response:  The Trust has revised the disclosure to address your comments.

Part C. Other Information

Signatures

66.

Comment:   At the time the registration statement was originally filed, Steven R. Pickard was the sole initial trustee of the Trust.  Prior to effectiveness of the registration statement, the Trust must have a board of trustees whose composition complies with the applicable provisions of the Investment Company Act of 1940.  Additionally, please note the signature requirements of section 6(a) of the Securities Act of 1933, which requires that the registration statement also be signed by a majority of the Trust’s Board of Trustees, its principal executive officer, its principal financial officer and its principal accounting officer or comptroller.

Response:  Prior to effectiveness of the Trust’s registration statement, the Trust will have a Board of Trustees whose composition complies with the applicable provisions of the Investment Company Act of 1940.  The Trust will also ensure that the registration statement is signed by the appropriate officers as required by Section 6(a) of the Securities Act of 1933.

*

*

 *

The Trust acknowledges that:

•

It is responsible for the adequacy and accuracy of the disclosure in its filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•

The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

•

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively